Exhibit 99.1
Consolidated Financial Statements
Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
For the years ended June 30, 2010 and 2009

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Consolidated Financial Statements
For the years ended June 30, 2010 and 2009

AUDITORS’ REPORT
To the Shareholders of Student Transportation Inc. (formerly Student Transportation of America Ltd.):
We have audited the consolidated balance sheets of Student Transportation Inc. (formerly Student Transportation of America Ltd.) as at June 30, 2010 and 2009 and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey
September 22, 2010

Student Transportation Inc. (formerly Student Transportation of America Ltd.)
Consolidated Balance Sheets (000’s of U.S. dollars)

	As at	As at
	June 30, 2010	June 30, 2009

Assets
Current assets:
Cash and cash equivalents	$4,848	$559
Accounts receivable, net of allowance for doubtful accounts of $85 and $95 at June 30, 2010 and 2009 , respectively	24,949	18,091
Inventory	2,208	2,064
Prepaid expenses	12,960	12,915
Other current assets (Note 13)	3,192	2,099

Total current assets	48,157	35,728

Other assets	1,736	2,137
Property and equipment, net (Note 4)	146,586	132,481
Oil and gas interests, net (Note 5)	16,236	16,949
Foreign currency exchange contracts (Note 13)	625	—
Other intangible assets, net (Notes 3 and 6)	58,650	53,945
Goodwill (Note 3 and 6)	103,821	93,968

Total assets	$375,811	$335,208

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,194	$1,221
Accrued expenses and other current liabilities	27,656	20,458
Income taxes payable	4,154	2,110
Current portion of long-term debt (Note 8)	828	559

Total current liabilities	33,832	24,348

Long-term debt (Note 8)	142,961	94,953
Foreign currency exchange contracts	—	1,590
Asset retirement obligation (Note 9)	783	608
Future income tax liability (Note 7)	32,205	29,372
Class B-Series Two and Three common share liability (Note 12)	2,389	2,268
Other liabilities	261	140

Total liabilities	212,431	153,279

Shareholders’ equity
Common shares (Note 10)	281,483	276,922
Equity component of convertible debentures (Note 8)	758	—
Accumulated deficit	(112,799)	(86,384)
Accumulated other comprehensive loss	(6,062)	(8,609)

Total shareholders’ equity	163,380	181,929

Total liabilities and shareholders’ equity	$375,811	$335,208

See accompanying notes.
On Behalf of the Board,

Irving R. Gerstein	George Rossi

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Consolidated Statements of Operations
(000’s of U.S. dollars — except share and per share amounts)

	Year ended	Year ended
	June 30, 2010	June 30, 2009

Revenues	$267,156	$227,890
Costs and expenses:
Cost of operations	187,664	163,213
General and administrative	28,681	23,514
Non-cash stock compensation (Note 12)	1,959	1,951
Depreciation and depletion expense	29,923	25,973
Amortization expense	2,813	2,694
Impairment of goodwill (oil and gas reporting unit-Note 6)	—	4,455

Total operating expenses	251,040	221,800

Income from operations	16,116	6,090

Interest expense	10,495	10,403
Unrealized (gain) loss on derivative contracts	(3,123)	7,658
Loss on subordinated notes extinguishment (Note 8)	3,680	1,316
Other expense (income), net	107	(5,847)

Income (loss) before income taxes	4,957	(7,440)
Provision for (recovery of) income taxes (Note 7)	2,253	(638)

Net income (loss)	$2,704	$(6,802)

Weighted average number of shares outstanding-basic	55,108,224	43,297,971

Weighted average number of shares outstanding-diluted	65,077,794	43,297,971

Basic and diluted net income (loss) per common share (Note 11)	$0.05	$(0.16)

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Consolidated Statements of Comprehensive Income (Loss)
(000’s of U.S. Dollars)

	Year ended	Year ended
	June 30, 2010	June 30, 2009

Net income (loss )	$2,704	$(6,802)
Other comprehensive income (loss) :
Unrealized gain (loss) on currency translation adjustments, net of taxes of $91 and $491 for the years ended June 30, 2010 and 2009, respectively	2,547	(2,585)

Other comprehensive income (loss) :	2,547	(2,585)

Comprehensive income (loss)	$5,251	$(9,387)

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Consolidated Statements of Shareholders’ Equity
(000’s of U.S. Dollars)

			Equity component	Accumulated
	Share Capital		of	Other
	Shares	Amount	Convertible Debentures	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity

Balance at June 30, 2008	41,595,242	$236,327	$—	$(6,024)	$(58,842)	$171,461

Net loss	—	—	—	—	(6,802)	(6,802)
Dividends	—	—	—	—	(20,740)	(20,740)
Common stock issuance	12,000,890	35,491	—	—	—	35,491
Exchange Offer	967,761	5,104	—	—	—	5,104
Other comprehensive loss	—	—	—	(2,585)	—	(2,585)

Balance at June 30, 2009	54,563,893	$276,922	$—	$(8,609)	$(86,384)	$181,929

Net income	—	—	—	—	2,704	2,704
Dividends	—	—	—	—	(29,119)	(29,119)
Common stock issuance	1,086,507	4,561	—	—	—	4,561
Issuance of convertible debentures	—	—	758	—	—	758
Other comprehensive income	—	—	—	2,547	—	2,547

Balance at June 30, 2010	55,650,400	$281,483	$758	$(6,062)	$(112,799)	$163,380

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America Ltd.)
Consolidated Statements of Cash Flows
(000’s of U.S. Dollars)

	Year ended	Year ended
	June 30, 2010	June 30, 2009

Operating activities
Net income (loss)	$2,704	$(6,802)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Future income taxes	(673)	(2,747)
Unrealized (gain) loss on derivative contracts	(3,123)	7,658
Unrealized loss on call option premium	27	118
Amortization of deferred financing costs	1,079	746
Non cash stock compensation expense	1,959	1,951
Loss on subordinated notes extinguishment	3,680	1,316
Gain on disposal of fixed assets	(103)	(108)
Depreciation and depletion expense	29,923	25,973
Amortization expense	2,813	2,694
Impairment of goodwill (oil and gas reporting unit-Note 6)	—	4,455
Changes in current assets and liabilities:
Accounts receivable	(6,285)	1,175
Prepaid expenses, inventory and other current assets	694	(601)
Accounts payable	(58)	(372)
Accrued expenses and other current liabilities	8.908	105
Changes in other assets and liabilities	116	(20)

Net cash provided by operating activities	41,661	35,541

Investing activities
Business acquisitions, net of cash acquired of $1,487 and $1,427 at June 30, 2010 and 2009, respectively	(16,643)	(12,543)
Purchases of property and equipment	(36,606)	(36,452)
Grant proceeds on equipment purchases	1,852	—
Proceeds on sale of equipment	1,291	527
Proceeds on sale of properties	1,698	—

Net cash used in investing activities	(48,408)	(48,468)

Financing activities
Offering of common shares, net of expenses	—	35,491
Convertible Debenture Offerings (Note 8)	96,765	—
Expenses associated with convertible debenture offerings	(4,887)	—
Redemption of 14% Subordinated Notes	(38,177)	—
Redemption of Class B Series Two common shares	(2,519)	(885)
Expenses associated with Second Exchange Offer	—	(594)
Deferred financing costs	(313)	(78)
Common stock dividends	(24,309)	(20,455)
Borrowings on credit facility	166,108	100,296
Payments on credit facility	(179,713)	(103,613)
Payments on seller debt and equipment financing	(1,103)	(230)

Net cash provided by financing activities	11,852	9,932

Effect of exchange rate changes on cash	(816)	94

Net increase (decrease) in cash and cash equivalents	4,289	(2,901)
Cash and cash equivalents at beginning of period	559	3,460

Cash and cash equivalents at end of period	$4,848	$559

See accompanying notes.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
1. General
The shareholders approved a resolution at the November 12, 2009 Annual General Meeting authorizing a name change from “Student Transportation of America Ltd.” to “Student Transportation Inc.” (“STI” or the “Company”).
STI is a corporation established under the laws of the Province of Ontario. STI was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the “Separate Subordinated Notes” and together with the Subordinated Notes, the “Notes”). On January 7, 2005, the underwriters of STI’s IPS Offering exercised an overallotment option granted in connection with the IPS Offering. STI and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. (“STA Holdings”), respectively. Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 12). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. STI currently holds a 99.2% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.
At the close of business on July 31, 2009, STI de-listed its IPS’s from the Toronto Stock Exchange (“TSX”). Additionally, the 14% subordinated notes of STA ULC were listed on the TSX and began trading on August 4, 2009.
On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014 at a price of $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5%

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
1. General (continued)
convertible subordinated unsecured debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million.
On December 21, 2009, in accordance with the Subordinated Notes Indenture, the Company redeemed for cash, all of the outstanding 14% Subordinated Notes of STA ULC, which had a principal balance of $36.4 million (Cdn $38.7 million). The redemption price of the Subordinated Notes equaled 105% of the principal amount of each note, plus accrued and unpaid interest to the redemption date, in accordance with the Subordinated Notes Indenture.
On June 21, 2010, STI closed its offering of 6.75% convertible subordinated unsecured debentures (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million).
The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are collectively referred to as the “Convertible Debentures”
STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.
2. Basis of Presentation
These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
The significant accounting policies are described below:

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
Foreign Currency Translation
The functional currency of the Company, STA ULC and the Company’s Canadian operations, is the Canadian dollar. The functional currency of the Company’s operations in the United States is the U.S. dollar. The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.
Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statements of operations in other income.
Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase. At June 30, 2010 and June 30, 2009, there were no cash equivalents.
Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill, derivative contracts, certain components of long term debt, Class B Series Two and Series Three common share liability and other long-lived assets.
Concentration of Credit Risk
Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.
Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.
Inventories
Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.
Property and Equipment
Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Building are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.
Goodwill and Other Identifiable Intangibles
Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. When assessing goodwill impairment, CICA 3064 “Goodwill and Intangible Assets’” requires that the Company first compare the fair value of goodwill to its’ carrying value.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
If the carrying value exceeds the fair value, the carrying value is then compared to the implied value of goodwill. If the carrying value exceeds the implied value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of 2 to 5 years (see Notes 3 and 6). Amortization of intangible assets amounted to $2.8 million and $2.7 million for the year ended June 30, 2010 and 2009, respectively.
Convertible Debentures
The principal amounts of the Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions (see Note 8). The liability component of the Convertible Debentures has been determined based on the net present value of future payments at the time of the issuance. The difference between the face value and the liability component of the Convertible Debenture has been allocated to equity. Accretion on the liability component of the Convertible Debentures is charged at an effective interest rate such that at maturity the debt component is equal to the face value of the then outstanding Convertible Debentures.
Deferred Financing Costs
The Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to interest expense over the term of the related debt. In addition to the costs associated with the Company’s credit agreement and the Senior Secured Notes, the Company capitalized costs related to its indebtedness incurred in connection with its IPS Transactions as well as costs related to issuance of the Convertible Debenture Offerings. The carrying values of deferred financing costs were $5.8 million and $3.8 million as of June 30, 2010 and 2009, respectively. Amortization

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
expense totaled $1.1 million and $0.7 million for the years ended June 30, 2010 and 2009, respectively. Deferred financing costs associated with the Company’s credit agreement are included in other assets, while the remaining deferred financing costs are included in long term debt as a contra liability in the consolidated balance sheet.
Impairment of Long-Lived Assets
Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.
Income Taxes
Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.
Revenue Recognition
Revenue from the Company’s school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis based upon the completion of school bus routes, which are based on contracts or extension agreements with customers.
Revenue from oil and gas interests is derived from the Company’s partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.
Insurance Reserves
The Company had approximately $11.9 million and $9.4 million in recorded insurance reserves at June 30, 2010 and 2009, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.
Stock Based Compensation
The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued both Class B Series Two and Series Three common shares pursuant to the EIP during fiscal year 2010 and only Class B Series Two common shares during fiscal year 2009. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as liability upon issuance (see Note 12). The Company recognized $2.0 million, for both fiscal years ended 2010 and 2009, in non cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put plus Cdn. $3.847 (an amount equivalent to the value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.
Start-Up Activities
All start-up costs are expensed as incurred.
Accounting for Derivatives and Hedging Activities
The Company generally accounts for derivatives on an accrual basis. Derivatives are recorded at fair value on the balance sheet, which, in accordance with Emerging Issues Committee Abstract No.173,“Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC—173”) requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
Segment Reporting
The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests.
Joint Operations
The Company’s oil and gas development and production activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.
Oil and Gas Interests
The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.
The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby all expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments and completion costs as well as re-completion costs on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.
In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.
Earnings (Loss) per Share
Basic and diluted earnings (loss) per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company’s Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders.
The net income for diluted earnings per share is net earnings available to common stockholders with interest and accretion expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.
Seasonality
The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicle’s usage.
New Accounting Policies
Effective July 1, 2009 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets” that replaces Section 3062 of the same name and Section 3450 “Research and Development Costs”. Section 3064 includes guidance from International Accounting Standard 38, “Intangible Assets”, on the definition of an intangible asset and the recognition of internally generated intangible assets. The adoption of this standard did not have an impact on the financial position or results of operations of the Company.
Recently Issued Accounting Standards/ Pronouncements
In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, concurrently with Handbook Sections 1602, “Consolidated Financial Statements”, and Handbook Section 1601, “Non-controlling Interests”. CICA 1582, which replaces Handbook Section 1581, establishes standards for the measurements of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation (continued)
establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company will adopt these standards on July 1, 2011 and is currently evaluating their impact.
The CICA plans to converge Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. Management is reviewing the transition to IFRS on the Company’s consolidated financial statements and has not yet determined the impact.
3. Acquisitions
On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $7.1 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of the assets acquired and liabilities assumed.

Current assets, less current liabilities	$750
Property and equipment	3,654
Intangible assets	2,162
Future taxes	(1,305)

Subtotal	5,261
Goodwill	1,814

Total	$7,075

The purchase price consisted of $6.9 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.5 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of the assets acquired and liabilities assumed.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)

Current assets, less current liabilities	$—
Property and equipment	1,181
Intangible assets	885
Future taxes	(481)

Subtotal	1,585
Goodwill	931

Total	$2,516

The purchase price consisted of $2.3 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $0.7 million that will be amortized over 20 years, covenants not to compete of thirty five thousand that will be amortized over an estimated useful life of 3 years and trade names of $0.2 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $10.4 million.

Current assets, less current liabilities	$1,414
Property and equipment	3,352
Intangible assets	3,134
Future taxes	(1,656)

Subtotal	6,244
Goodwill	4,148

Total	$10,392

The purchase price consisted of $8.9 million in cash and $1.5 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)
On July 15, 2008, the Company closed its acquisition of all of the outstanding common stock of Elgie Bus Lines Limited (the “Elgie Acquisition”), located in London, Ontario. Earnings of the acquired company are included in STA’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $14.5 million.

Current assets, less current liabilities	$478
Property and equipment	7,241
Intangible assets	4,912
Future taxes	(2,225)

Subtotal	10,406
Goodwill	4,062

Total	$14,468

The purchase price consisted of $14.0 million in cash and $0.5 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $4.1 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.7 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
4. Property and Equipment

		Accumulated	Net Book	Useful Life
June 30, 2010	Cost	Depreciation	Value	in years

Land	$2,764	$—	$2,764
Buildings	2,369	(315)	2,054	40
Transportation equipment	227,902	(89,284)	138,618	7 to 11
Leasehold improvements	1,192	(503)	689	life of lease
Other machinery and equipment	5,506	(3,045)	2,461	3 to 5

	$239,733	$ (93,147)	$146,586

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
4. Property and Equipment (continued)

		Accumulated	Net Book	Useful Life
June 30, 2009	Cost	Depreciation	Value	in years

Land	$3,403	$—	$3,403
Buildings	3,527	(256)	3,271	40
Transportation equipment	195,907	(72,766)	123,141	7 to 11
Leasehold improvements	986	(347)	639	life of lease
Other machinery and equipment	4,060	(2,033)	2,027	3 to 5

	$207,883	$(75,402)	$132,481

5. Oil and Gas Interests

	2010	2009

Oil and gas interests	$22,205	$20,624
Less accumulated depletion	(5,969)	(3,675)

	$16,236	$16,949

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.
Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the “ceiling test”); the Company performed a ceiling test calculation at June 30, 2010. The sales prices used for the ceiling test were $68.36 per barrel for oil and $4.34 per thousand cubic feet of natural gas. As a result of the ceiling test computation, the Company is not required to write down its oil and gas interests.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
6. Goodwill and Other Intangible Assets
Intangible assets consist of the following:

	2010
	Gross
	Carrying	Accumulated	Net Book	Amortization
	Amount	Amortization	Value	Period (Years)
Contract rights	$51,623	$(10,604)	$41,019	20-23
Covenants not to compete	13,457	(12,845)	612	2-5
Tradenames	17,019	—	17,019	None (Indefinite Life)

Total	$82,099	$(23,449)	$58,650

	2009
	Gross
	Carrying	Accumulated	Net Book	Amortization
	Amount	Amortization	Value	Period (Years)
Contract rights	$46,111	$(8,180)	$37,931	20-23
Covenants not to compete	13,027	(12,295)	732	2-5
Trade names	15,282	—	15,282	None (Indefinite Life)

Total	$74,420	$(20,475)	$53,945

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2010 and 2009:

Balance as of June 30, 2008	98,877

Goodwill additions related to acquisitions	4,102
Impairment write off	(4,455)
Foreign currency effects on Goodwill	(4,556)

Balance as of June 30, 2009	$93,968

Goodwill additions related to acquisitions	6,893
Foreign currency effects on Goodwill	2,960

Balance as of June 30, 2010	$103,821

During the three months ended December 31, 2008, the Company determined that the decline in both oil and natural gas prices at that time were indications of potential impairment of the goodwill of the oil and gas reporting unit of the Company.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
6. Goodwill and Other Intangible Assets (continued)
The Company tested for goodwill impairment using the two-step process prescribed by CICA 3062, “Goodwill and Other Intangible Assets”. The fair value of the reporting unit was estimated using a discounted cash flows model that utilized internal production estimates and published market future prices, as well as other estimates. It was determined that the fair value of the reporting unit was less than its carrying value. As a result, the Company recorded an impairment charge of $4.5 million during the second quarter of the 2009 fiscal year. As a result of recording the impairment charge, there is no goodwill associated with the oil and gas reporting unit remaining.
7. Income Taxes
The tax provision/(recovery) reported in the consolidated financial statements is made up of the following components :

	2010	2009

Federal: (U.S)
Current	$—	$—
Future	(94)	(1,663)

	(94)	(1,663)
State and local: (U.S.)
Current	76	74
Future	(28)	(484)

	48	(410)

Foreign: (Canada)
Current	2,850	2,035
Future	(551)	(600)

	2,299	1,435

Total provision	$2,253	$(638)

The difference between the effective rate reflected in the provision/(recovery) for income taxes and the amount determined by applying both the U.S. federal statutory rate and the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2010 and June 30, 2009 is analyzed below :

	2010	2009

Provision for income taxes at statutory rate	$1,636	$(2,973)
State income taxes, net of federal effect	50	49
Impairment of Goodwill	—	1,782
Other	567	504

	$2,253	$(638)

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
7. Income Taxes (continued)
The components of future income tax liability are as follows :

	2010	2009

Future tax liabilities

Intangibles	(18,345)	(17,424)
Difference in book and tax basis of property and equipment	(42,365)	(38,065)

Total deferred tax liabilities	(60,710)	(55,489)

Future tax assets:
Net operating loss carry forward	20,426	19,467
Other	8,112	6,683

Total deferred tax assets	28,538	26,150
Valuation allowance	(33)	(33)

Net deferred tax assets	28,505	26,117

Net future tax liabilities	$(32,205)	$(29,372)

At June 30, 2010, the Company has available U.S. non-capital loss carry forwards of approximately $39.0 million expiring in the years 2014 through 2023 and Canadian non-capital loss carry forwards of approximately $1.3 million expiring in 2017.
8. Debt
Indebtedness of the Company includes the following:

	Amounts Outstanding at
	June 30, 2010		June 30, 2009
	Current	Long Term	Current	Long Term
Second Amended and Restated Credit Agreement Revolving credit facility	$—	$17,302	$—	$28,773
Convertible Debentures	—	94,842	—	—
Subordinated Notes, including unamortized premium of $407	—	—	—	33,734
Senior Secured Notes	—	35,000	—	35,000
Promissory notes due to former owners	828	550	559	25
Deferred loan costs , net of amortization of $462 and $1,319	—	(4,733)	—	(2,396)
Call option on subordinated debt	—	—	—	(183)

	$828	$142,961	$559	$94,953

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
8. Debt (continued)
Maturities of long-term debt are as follows :

	Second
	Amended	Senior	Due to
	Credit	Secured	Former	Convertible
	Facility	Notes	Owners	Debentures

Year ending June 30,
2011	$—	$—	$828	$—
2012	17,302	35,000	550	—
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	94,842

	$17,302	$35,000	$1,378	$94,842

Second Amended and Restated Credit Agreement and Senior Secured Notes
The Second Amended and Restated Credit Agreement was entered into in December 2006 and has a current commitment of approximately $115.0 million, with the potential of additional commitments of $10.0 million (the “Accordion Feature”) upon Company request so long as no default or event of default has occurred and is continuing. The current commitments include a US $45.0 million loan facility and a Canadian $70.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
8. Debt (continued)
In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.
Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (2.50% at June 30, 2010), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (0.44% at June 30, 2010), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings’ senior leverage ratio on the pricing date. The effective interest rate on the credit agreement was 3.4% for the year ended June 30, 2010.
The Company was in compliance with all debt covenants related to both the Second Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2010 (see Note 14).
Convertible Debentures
On June 21, 2010, the Company issued the 6.75% Convertible Debentures due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). Upon maturity the principal amount of the 6.75% Convertible Debentures will be payable in Canadian dollars. On October 26, 2009, the Company issued the 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. Upon maturity the principal amount of the 7.5% Convertible Debentures will be payable in Canadian dollars.
The liability component of the Convertible Debentures has been determined based on the net present value of future payments at the time of issuance. The difference between the face value and the liability component of the Convertible Debentures has been allocated to equity. Accretion on the liability component of the Convertible Debentures is charged

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
8. Debt (continued)
at an effective interest rate such that at maturity the debt component is equal to the face value of the then outstanding Convertible Debentures.
Interest on the 7.5% Convertible Debentures is payable semi-annually, in arrears, on October 31 and April 30 of each year.
Interest on the 6.75% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 30 of each year.
The Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. The following table summarizes the allocation of the principal amount and related issue costs of the Debentures at the dates of original issuance. The portion of issue costs attributable to the liability of $4.8 million have been capitalized and are being amortized over the terms of the Convertible Debentures, using the effective interest method, while the remaining $41 thousand has been charged to equity.

	Principal Amount	Liability	Equity
Transaction Date	Issued

October 26, 2009	$42,155	$41,725	$430
November 10, 2009	6,378	6,313	65
June 21, 2010	48,232	47,928	304

	96,765	95,966	799
Issue costs	(4,887)	(4,846)	(41)

	$91,878	$91,120	$758

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of the 7.5% Convertible Debenture and a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debenture.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
8. Debt (continued)
The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.
The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each Cdn $1,000 principal amount of Convertible Debenture. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.
The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.
The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.
Subordinated Notes
The Subordinated Notes were originally issued by STA ULC as a component of the IPSs pursuant to the IPS Offering completed on December 21, 2004. On or after the fifth

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
8. Debt (continued)
anniversary of the issuance of the Subordinated Notes, the Company had the option to redeem the notes for the principal amount plus a premium that declined over time.
On September 4, 2008, the Company completed a second exchange offer (the “Second Exchange Offer”) under which the Company offered holders of 14% Subordinated Notes of STA ULC 0.76 common shares of STI in exchange for each Cdn $3.847 principal amount of 14% Subordinated Notes. As a result of the Second Exchange Offer, 967,761 common shares of STI were issued in exchange for Cdn $4.9 million in principal amount of 14% Subordinated Notes of STA ULC tendered in connection with the Second Exchange Offer. As a result of the retirement of the Subordinated Notes in connection with the Second Exchange Offer, the Company recorded a non-cash loss of $1.3 million that primarily consisted of a $1.0 million difference between the fair value of the common shares issued and the carrying value of the Subordinated Notes and the write-off of $0.3 million of deferred financing costs in the fiscal year ended June 30, 2009.
On December 21, 2009, the Company redeemed the remaining 14% Subordinated Notes, originally issued as a component of the IPSs as the final step in the process of converting from the IPS structure to a traditional common share structure. The outstanding 14% Subordinated Notes redeemed on December 21, 2009 had a principal balance of $36.4 million (Cdn $38.7 million) at the time of redemption. The cash redemption price of the 14% Subordinated Notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 million of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in a $0.2 million gain in the fiscal year ended June 30, 2010.
Promissory Notes Due to Former Owners
Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.
In the event of liquidation of the Company, payments of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
9. Asset Retirement Obligation
CICA Section 3110 “Asset Retirement Obligations” establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells.
At June 30, 2010, the present value of the Company’s asset retirement obligation was $0.8 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 9.0% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.5 million.
10. Common Shares
The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.
The Company, through the December 2009 redemption of all of the outstanding 14% Subordinated Notes, completed the process of converting its IPS structure to a traditional common share structure.
Pursuant to it’s Dividend Reinvestment Plan (the “Plan”), the Company issued 1,086,507 and 890 common shares during the fiscal years ended June 30, 2010 and 2009, respectively. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.
As at June 30, 2010, common shares issued and outstanding are 55,650,400.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
10. Common Shares (continued)
As at June 30, 2009, common shares issued and outstanding were 54,563,893, of which 7,160,540 were represented by IPS’s, 3,105,000 were common shares related to IPSs that have been split by shareholders and 44,298,353 were common shares issued through equity only private placement and bought deals, common shares issued as a result of the exchange offers and common shares issued pursuant to the Plan.
The Company has recorded dividends payable on the common shares of $2.4 million and $2.2 million at June 30, 2010 and 2009, respectively, which are included in other current liabilities.
11. Earnings (loss) per Share
The following table sets forth the basic and diluted weighted average share amounts:

	Twelve Months Ended	Twelve Months Ended
	June 30, 2010	June 30, 2009

Weighted-average shares outstanding-basic	55,108,224	43,297,971
Potential dilutive effect of shares to be issued to settle the Convertible Debentures	9,969,570	—

Weighted-average shares outstanding-diluted	65,077,794	43,297,971

The computations for basic and diluted earnings (loss) per common share are as follows:

	Twelve Months Ended	Twelve Months Ended
	June 30, 2010	June 30, 2009

Net income (loss)-basic	$2,704	$(6,802)
Add back: Interest expense and accretion on convertible debentures (net of tax)	1,886	—

Net income (loss) used for diluted earnings per share	4,590	(6,802)

Basic earnings (loss) per share	$0.05	$(0.16)

Diluted earnings (loss) per share	$0.05	$(0.16)

The conversion of the Convertible Debentures is anti-dilutive for the year ended June 30, 2010.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
12. Stock Based Compensation
The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved on initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Beginning with the fiscal year ended June 30, 2009, participants had the right, each year, to “put” up to a minimum of 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.
On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to a minimum of one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.
These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense (income), net in the consolidated statement of operations. Shares granted are fully vested on the grant date.
The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
12. Stock Based Compensation (continued)

	For the year ended
	June 30, 2010
	Shares	Taxes	Total Outstanding

Shares outstanding at June 30, 2009	769,818	(158,344)	611,474
Grants	146,661	(32,105)	114,556
Redemptions	(296,518)	—	(296,518)

Shares outstanding at June 30, 2010	619,961	(190,449)	429,512

The Company recognized $0.8 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2010, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 296,518 shares were “put” back to the Company, during the year ended June 30, 2010 for which the Company paid $2.5 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2010 represents a liability of $3.8 million, of which $1.9 million is recorded in other current liabilities.

	For the ended
	June 30, 2009
	Shares	Taxes	Total Outstanding

Shares outstanding at June 30, 2008	599,388	(103,005)	496,383
Grants	290,206	(55,339)	234,867
Redemptions	(119,776)	—	(119,776)

Shares outstanding at June 30, 2009	769,818	(158,344)	611,474

The Company recognized $2.0 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2009, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 119,776 shares were “put” back to the Company, during the year ended June 30, 2009 for which the Company paid $0.9 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2009 represents a liability of $3.3 million, of which $0.9 million is recorded in other current liabilities.
The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants and shares outstanding pursuant to the EIP:

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
12. Stock Based Compensation (continued)

	For the fiscal year ended
		June 30, 2010
	Shares	Taxes	Total outstanding

Shares outstanding at June 30, 2009	—	—	—
Grants	239,000	(79,572)	159,428

Shares outstanding at June 30, 2010	239,000	(79,572)	159,428

The Company recognized $1.2 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2010, based on the estimated fair value of these shares on the grant date.
13. Financial Instruments
Under Canadian generally accepted accounting principals, the Company’s financial instruments are classified into one the following categories: assets available for sale, assets or liabilities held for trading, loans and receivables and other financial liabilities. The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	June 30, 2010	June 30, 2009

Assets or liabilities held for trading (1)	$6,967	$(459)
Loans and receivables (2)	24,949	18,091
Other financial liabilities (3)	179,443	121,338

	$211,359	$138,970

(1)	Includes cash and cash equivalent and derivative financial instruments (foreign exchange contracts). Balance at June 30, 2010 includes $2.1 million of foreign currency exchange contracts of which $1.5 million is included in other current assets. Balance at June 30, 2009 includes $1.6 million of foreign currency exchange contracts included in long term liabilities and $0.9 million included in other current assets. Also included is the fuel hedge which had a balance at June 30, 2009 of $0.4 million included in other current liabilities.

(2)	Includes Trade Receivables.

(3)	Includes current liabilities, long term debt and Class B- Series Two and Class B Series Three common share liability.
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
13. Financial Instruments (continued)
fair value. Derivative financial instruments are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn. $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the US$ equivalent of the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation .
The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.
Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:
     Level 1: Quoted prices in active markets for identical assets or liabilities.
     Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.
     Level 3: Valuation techniques for which any significant input is not based on observable market data.
Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.
As of June 30, 2010, the fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$2,118	$—	$—	$2,118
Class B Series Two and Three common share liability	—	4,567	—	4,567

	$2,118	$4,567	$—	$6,685

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
13. Financial Instruments (continued)
The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.
Interest Rate Risk
At June 30, 2010, the Company had $52.3 million in outstanding senior indebtedness comprised of $17.3 million in revolving credit facility borrowings and $35.0 million in Senior Secured Notes as well as $94.8 million in Convertible Debentures. The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest.
The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of the Senior Secured Notes and the Convertible Debentures. With regards to the outstanding revolving credit facility borrowings as at June 30, 2010, these borrowings are subject to floating interest rates. A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2010, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.2 million.
The Company had no interest rate swaps in place at or during the fiscal years ended June 30, 2010 and 2009.
Foreign Currency Exchange Risk
The Company manages the exposure to currency fluctuations through foreign currency exchange contracts. In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts for a portion of the anticipated dividends on common shares through June 15, 2013.
STA Holdings has 72 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars. It is management’s intent to continue to roll forward these contracts on a quarterly basis as they expire; however, such extensions will be at the discretion of the board of directors.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
13. Financial Instruments (continued)
At June 30, 2010, the Company had the following outstanding contracts relating to dividend payments:

		US$ to be	Cdn$ to be	Cdn$ per US$
		delivered (in	received (in	(weighted
Contract Dates	Number of Contracts	millions)	millions)	average)

July 2010-June 2011	24	19.0	21.9	1.1497
July 2011-June 2012	24	19.5	21.9	1.1206
July 2012-June 2013	24	20.5	21.9	1.0676

	72	59.0	65.7

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations. The fair value of the Forward Contracts represented a net asset of $2.1 million at June 30, 2010 of which $1.5 million is recorded in other current assets on the consolidated balance sheet. The Forward Contracts have a notional amount of approximately $59.0 million.
The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.
The Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 26% of the Company’s consolidated revenues and expenses are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.
Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations.
Credit Risk
The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash and cash equivalents by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
13. Financial Instruments (continued)
derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.
The objective of the Company’s credit risk management activities is to minimize exposures to volatility resulting from the inability of the counterparty or customer to not meet its fiduciary responsibilities. The Company manages this risk by closely managing its relationships with its customers and the counterparties.
Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. There were $0 and $0.1 million in write-offs of accounts receivable during the years ended June 30, 2010 and 2009, respectively.
The following table sets forth details of the aged receivables and the related allowance for doubtful accounts:

	As at	As at
	June 30, 2010	June 30, 2009
Current -30 days outstanding	$23,425	$17,357
31-90 days outstanding	1,296	767
Over 90 days outstanding	313	62
Less allowance for doubtful accounts	(85)	(95)

Trade Receivables, net	$24,949	$18,091

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
13. Financial Instruments (continued)
The following are the maturities of financial liabilities as at June 30, 2010, including interest (on an undiscounted basis):

	Due within	Due within	Due within	Due within
	1 year	2 years	3 years	4 years	Thereafter	Total

Accounts payable	$1,194	$—	$—	$—	$—	$1,194
Accrued expenses and other current liabilities	27,656	—	—	—	—	27,656
Taxes payable	4,154	—	—	—	—	4,154
Seller debt	828	550	—	—	—	1,378
Class B- Series Two common share liability	1,907	1,844	—	—	—	3,751
Class B- Series Three common share liability	272	272	272	—	—	816
Second Amended Credit Facility	520	17,562	—	—	—	18,082
Senior Secured Notes	2,079	36,040	—	—	—	38,119
Convertible Debentures	6,872	6,872	6,872	6,872	100,785	128,273

	$45,482	$63,140	$7,144	$6,872	$100,785	$223,423

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through the use of available capital and alternate sources of capital.
The objective of the Company’s liquidity risk management activities is to ensure the Company can fulfill its financial obligations upon maturity. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows and by exploring and obtaining, if necessary, alternate sources of capital.
14. Capital Management
The Company’s objectives with respect to managing capital is to maintain a flexible capital base which optimizes the cost of capital at acceptable risk so as to maintain investor, creditor and market confidence and to sustain the future development of the business through the Company’s continued growth strategy.
The Company defines capital that it manages as the aggregate of its shareholders equity, interest bearing debt, which currently includes senior debt, convertible unsecured debentures and unsecured promissory notes, and working capital, which amounts to an

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
14. Capital Management (continued)
aggregate of $320.7 million at June 30, 2010 and $288.3 million at June 30, 2009. In addition, the Company also reviews vehicle operating leases on an annual basis as an alternative method of financing a portion of its fleet expenditures. Utilizing operating lease financing for a portion of the fleet expenditures provides an alternative source of capital at attractive rates for the Company, while also allowing the Company to maintain borrowing availability under the Company’s credit agreement to finance future additional growth opportunities.
The Company manages its capital to ensure that financial flexibility is present to increase shareholder value through organic growth and selective acquisitions as well as to allow the Company to respond to changes in economic and/ or marketplace conditions.
The Company, upon approval by its Board of Directors, will balance its overall capital structure through new equity or debt issuances, retirement of debt obligations or by undertaking other activities as deemed appropriate under the specific circumstances.
The Company utilizes its revolving credit facility as a means to fund organic growth and acquisitions. Management evaluates each growth opportunity on a number of metrics, including on the basis of expected cash flows and internal rates of return of the growth opportunity. The Company is subject to certain leverage and interest coverage covenants on its debt, and thus management also evaluates the impact of the growth opportunity on its overall leverage. In the event that the Company does not have revolving credit facility funds available, or as the Company’s revolving credit facility borrowings approach the limit of available commitments under the facility, management considers the issuance of additional equity or other alternative sources of capital to fund growth opportunities. The Company has historically used the net proceeds from equity issuances to repay revolving credit facility borrowings, which repayment reloaded the revolving credit facility to fund additional growth opportunities as they arose.
The Company’s revolving credit facility and the Senior Note Agreement require the Company to maintain several leverage and coverage ratios in order to be in compliance with the terms of the agreements. The revolving credit facility requires that the Company maintain the following covenants, based on the average amount outstanding for revolving credit borrowings for the last twelve months as follows: interest coverage ratio not less than 1.5:1 ; total funded debt to EBITDA not more than 4.60:1 and total senior funded debt to EBITDA not more than 2.75:1. The Company was in compliance with all covenants.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
14. Capital Management (continued)
The Senior Note Agreement requires that the Company maintain the following covenants, based on the absolute amount outstanding for revolving credit borrowings at the end of the period as follows: total funded debt to EBITDA not more than 5.00:1 and total senior funded debt to EBITDA not more than 3.00:1. The Company was in compliance with all covenants.
15. Segment Information
The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2010 and 2009 :

2010
		Property and
	Revenues	Equipment (net)	Goodwill

United States	$216,331	$114,426	$68,844
Canada	45,650	32,160	34,977

Total	$261,981	$146,586	$103,821

For the year ended June 30, 2010, the oil and gas segment, which is located in the United States, had revenues of $5.2 million and net oil and gas interests of $16.2 million. There is no goodwill associated with this segment.

2009
		Property and
	Revenues	Equipment (net)	Goodwill

United States	$182,494	$102,974	$61,950
Canada	39,004	29,507	32,018

Total	$221,498	$132,481	$93,968

For the year ended June 30, 2009, the oil and gas segment, which is located in the United States, had revenues of $6.4 million and net oil and gas interests of $16.9 million. There is no goodwill associated with this segment.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
15. Segment Information (continued)
The accounting polices of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.
Reportable Operating Segments:

	2010	2009

Revenue
Transportation	$261,981	$221,498
Oil and gas	5,175	6,392

	$267,156	$227,890

Operating earnings (losses)
Transportation	$16,078	$4,880
Oil and gas	38	1,210

	16,116	6,090
Unallocated expenses	11,159	13,530
Income tax provision (recovery)	2,253	(638)

Net income (loss)	$2,704	$(6,802)

Capital Expenditures
Transportation	$33,174	$33,000
Oil and gas	1,580	3,452

	$34,754	$36,452

Depreciation, depletion and amortization
Transportation	$30,350	$26,215
Oil and gas	2,386	2,452

	$32,736	$28,667

Goodwill
Transportation	$103,821	$93,968

	$103,821	$93,968

Current Assets
Transportation	$47,127	$34,941
Oil and gas	1,030	787

	$48,157	$35,728

Long term assets
Transportation	$311,311	$282,424
Oil and gas	16,343	17,056

	$327,654	$299,480

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
15. Segment Information (continued)

	2010	2009

Current Liabilities
Transportation	$33,567	$24,226
Oil and gas	265	122

	$33,832	$24,348

Long term Liabilities
Transportation	$172,477	$122,978
Oil and gas	6,122	5,953

	$178,599	$128,931

16. Lease Commitments
The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $7.2 million and $5.6 million for the years ended June 30, 2010 and 2009, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $5.4 million and $3.5 million for the years ended June 30, 2010 and 2009, respectively. The terms of these and other leases expire at various times through 2022.
The following represent future minimum rental payments and operating lease payments under non cancelable operating leases :

	Operating	Vehicle
	Leases	Leases	Total
Year ending June 30:
2011	$7,554	$8,155	$15,709
2012	5,335	8,090	13,425
2013	3,848	6,836	10,684
2014	2,672	5,896	8,568
2015	2,003	4,767	6,770
Thereafter	3,014	2,959	5,973

Total minimum payments	$24,426	$36,703	$61,129

17. Employee Benefit Plans
The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.2 million in expenses related to the plan for each of the years ended June 30, 2010 and 2009.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
18. Related Party Transactions
The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.5 million and $0.4 million for each of the years ended June 30, 2010 and 2009, respectively.
The Company utilizes an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of the executive search firm is a director of both the Company and STA Holdings. The Company paid $0.1 million to the executive search firm, for each of the years ended June 30, 2010 and 2009, for executive search services.
19. Commitments and Contingencies
The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers’ compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company’s insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company’s operations are bodily injury and property damage to third parties.
In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company’s financial position, results of operations or cash flows.
As part of collateral agreements supporting its insurance programs, the Company had $0.7 million and $1.4 million of letters of credit outstanding at June 30, 2010 and 2009, respectively. Of these amounts, $0.3 million are supported by cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2010 and 2009.

Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Notes to Consolidated Financial Statements
For the years ended June 30, 2010 and 2009
(000’s of U.S. Dollars, unless specified)
19. Commitments and Contingencies (continued)
Certain of the Company’s contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent school year, outstanding performance bonds aggregated $56.0 million. There are no collateral requirements for these surety bonds.
20. Supplemental Cash Flow Information
The Company paid $9.0 million and $9.7 million in interest for the years ended June 30, 2010 and 2009, respectively. The Company paid $1.2 million and $1.1 million in taxes for the years ended June 30, 2010 and 2009, respectively.
The Company recorded the following non-cash financing activities as a result of the Second Exchange Offer during the fiscal year ended June 30, 2009: common shares issued of $5.4 million (before reduction of $0.3 million in transaction costs), subordinated debt retired of $4.1 million and the write-off of $0.3 million of deferred financing costs.
21. Subsequent Events
On July 15, 2010, the Company acquired Leuschen Bros. Limited; (“Leuschen”) a school bus operator based in Sudbury, Ontario, for approximately Cdn$19.0 million.
During July 2010, STA Holdings granted 419,427 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2010. In addition, during July 2010, 147,548 Class B Series Two common shares were put back to the Company pursuant to the liquidity provision of the EIP plan.
During July and August 2010, the Company entered into additional operating leases with three major financial institutions to lease approximately $19.2 million in replacement school vehicles for the upcoming 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 4.9% to 5.5%. Annual lease payments on these additional leases will approximate $2.9 million per year for the term of the leases.